

# OLLY AWAKE™

*gender // equal // design*



watch our intro

When you shop in any store, online or in person, you may not think twice about the myriad of subtle messages about gender laced into the shopping experience and into the very products offered.

However, for an emerging group of ever-growing folks, selecting the 'men's' or 'women's' section **means accepting the decisions and expectations someone else has decided** should be part of your wardrobe and on your body.

# We are OLLY AWAKE.

We are on the forefront of inclusivity.





We are an ensemble of people
who believe that
fashion - free of norms -
can **empower our community**.







We reject the oppressive gender binary, and intentionally design apparel to be **gender equal**, high-quality, and produced ethically here in the USA using sustainable textiles.

We are obsessed to be innovative in design,
perfect our **signature fit** and **unique size line**, and
unite under the tenets of mutual
respect, inclusivity and empowerment.



Who we are:



Kevin Terry Smith
&
Celeste Malvar-Stewart



**Kevin** has 6 years of marketing, communications and branding experience, and focuses on business growth, sales, overall brand direction, and operations.

**Celeste** is a world-renowned eco-couture designer with decades of experience in the fashion industry. Celeste focuses on developing our ideas from simple sketches and concepts into fully-realized products ready for production, and ensures quality is maintained in the final pieces.





Our brand story starts in 2017 when we launched a prototype collection at Fashion Meets Music Festival in Columbus Ohio. Although a rough concept at that time, we began to gain traction, and in early 2018 we held a community feedback event at Wild Goose Creative. Over 100 folks attended and **we began to understand what our community would want from a gender-neutral line**. We made the switch to 'gender-equal' that year, realizing that our focus would revolve around an approach that starts at the root; recognizing our customer's differences and creating pieces that break barriers and create connection.









Early 2019 marked a dramatic shift for our products. We gained a loyal group we coined 'muses,' folks who are our customers, models, and cheerleaders. Thanks to their honest feedback, we shifted the construction of our products to focus on comfort, using softer fabrics and more flexible fits. **Our community wanted pieces they could truly live in, and we delivered in a big way.** We premiered the line in front of hundreds of community members at the Columbus Museum of Art, and were featured in PRIZM magazine and took part in Experience Columbus writing events.





Late 2019 we expanded our partnerships with local organizations, collaborating with local suiting shop PurSuit to organize our first 'sales' focused event. Even though we had limited inventory options available, we gained new customers and sold all our available inventory. We also worked with the American Society of Association Executives to place our collection in their show, which premiered in front of hundreds of executives from around the world.









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Brands large and small have started to pop up or launch collections to address this opportunity in the market.























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COURTESY OF GUCCI
News
Gucci Launches New Genderless Shopping Section "Gucci MX"
"Dissolving lines of the gender divide in the name of self-expression."

Olly Awake is set apart by our dedication to going back to the very foundations of design, to create truly new fits and styles that meet the needs of our community. We listen to our muses and we do not design in a bubble. We are reactive to the world around us.




TOTEM

# Our following






May 4, 2019 7:05 PM
ROOK DOES ART
Thank you Rook Does Art
for capturing
@dylanhopcraft
Out of Darkness Into
Light


April 11 3:37 PM
jessecale
@ollyawake


ollyawake
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596 views · Liked by burt.the.third and kevinterrysmith
ollyawake MUSE // our non-binary royalty stan forever #nonbinary #genderequal #samsmith #genderfluid
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burt.the.third @samsmith you would look amazing in @ollyawake
anna.steiner_




April 17
CUE babes living that zoom
life


jenibrittonbauer I love this so much. Congrats on your biz. Just talking to my 8 year old today about gender. Too many to count and all good!



VOGUE BUSINESS

TALENT >

COMPANIES FASHION TECHNOLOGY SUSTAINABILITY RETAIL BEAUTY DATA INSIGHTS LOG IN

© Re-inc

FASHION

# Why VCs are backing gender-neutral fashion

BY MACHAN MCDOWELL
14 JULY 2020

Silicon Valley VC firm Kleiner Perkins has invested in Re-inc, providing a symbolic vote of confidence in brands that avoid gender norms.



## Beyond gender

In 2016, Porteous, of the Pride Fund 1, wore a tunic from gender-neutral apparel brand Olly Awake. This opened up his eyes to gender-neutral clothing, and helped shape his investment thesis with the fund, for which he is now looking at two fashion brands from LGBTQ+ founders. "It's individuals who are pushing boundaries and redefining what fashion is. For so long, we developed fashion in spheres of male and female," he says.

In place of numbered sizes, Ohio-based gender-neutral fashion brand Olly Awake uses shapes.

© Kyle Asperger/Olly Awake



Olly Awake in Vogue Business: July 2020

"What we're seeing now is a seismic shift in fashion, a widening acceptance of a style with no boundaries — one that reflects the way young people dress."
-Ken Downing, the fashion director of Neiman Marcus

Those belonging to Generation Z **rejected the gender binary while shopping—only 44 percent said they always bought clothes designed for their own gender, versus 54 percent** of millennials.
- The Innovation Group

"(Millennials and Gen Z) are the future of retail, accounting for **$143 billion in spending** in the next four years." ([source](#) from 2018)

WOMENSWEAR MARKET

MENSWEAR MARKET

~35 Billion in 2021

THE
'GENDER NEUTRAL
OPPORTUNITY
OVERLAP'



Our 'simple' product
$99 retail price
~$45-50 cost of goods

Millennials (accounting for roughly 30% of the population) spend on average $101 per apparel transaction, and $1,950 yearly. ([source](#))



Our 'complex' product
$199 retail price
~$55-60 cost of goods

- Market research [shows] changes in points of view on gender among Gen Z consumers. Some 38 percent of this group, born in 1995 and after, said they "strongly agree" that "gender doesn't define a person as much as it used to." -The New York Times
- "I do believe gender-neutral fashion is the future," Fashion Institute of Technology professor Dawnn-Karen said. "I feel like we're moving toward that." ([source](#))

## OUR MARKET:

- **Stylish Millennials and Gen-Z** who value brands with message, sustainability, and purpose.
- They are likely to shop at specialty-focused services like boutique coffee roasters with an obsession on artisan blends, companies who spread a positive message such as TenTree.
- They will have a strong appreciation for queer style, either incorporating it heavily into their wardrobe or showing an interest in doing so in the future.







- Breakdown of sales: Online 40% / Events 60%
- Significant marketing costs expected in the first year - digital ad tools can be used to find our target audience
- Future partnerships with existing stores required
- 49.27% Gross margin on products year 1

Projections assume $300K of funding by year 2, including the current Wefunder raise.

6-Month Inventory Cost: $8,500

Year 1 Marketing Cost: $19,410

|  | Year 1 | Year 2 | Year 3 | Year 4 | Year 5 |
|---|---|---|---|---|---|
| Units Sold: | 490 | 2,000 | 8,000 | 13,500 | 23,000 |
| Gross Margin: | $21,086 | $118,680 | $520,100 | $912,900 | $1,558,800 |
| Gross Margin % | 49.27% | 51.60% | 54.75% | 55.33% | 55.67% |
| Net Revenue: | ($16,764) | ($70,920) | $23,500 | $56,700 | $312,644 |

*These are forward looking projections and are not guaranteed.*



# Join Olly Awake.
### The Ensemble of Muses

We are seeking investments in the form of convertible notes for our year 1 funding.

With a minimum investment of $250, you will join the 'Ensemble of Muses,' An advisory group and that will help to guide Olly as it grows. You will be the first to see new collections, attend meetups, and have special access.



We are using the WeFunder platform to accept equity crowdfunding.
Visit **WeFunder.com/OllyAwake** to learn more.



# OLLY AWAKE™

Facebook / Instagram @OllyAwake
OllyAwake.com